Exhibit 99.1

Press Release	Media Contact
Leif Heussen
T +49 6172 608-4030
leif.heussen@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

October 31, 2023

Fresenius Medical Care appoints Craig Cordola as new Management Board member for Care Delivery

Fresenius Medical Care, the world's leading provider of products and services for individuals with renal diseases, has appointed Craig Cordola (52) as new Management Board member for the globally operating Care Delivery segment. Cordola will start on January 1, 2024, as Chief Executive Officer of Care Delivery. He will be based in Waltham, Massachusetts.

Craig Cordola will succeed William (Bill) Valle (63) as part of a planned transition after Mr. Valle informed the Management Board of his intention to retire from the company at the end of 2023. Bill joined Fresenius Medical Care in 2009. He has been leading the globally operating Care Delivery segment since 2022. Previously, he served as CEO for North America since 2017. He has been a member of the Management Board since 2017. Prior to that, he was Executive Vice President responsible for the dialysis service business and vascular access business of Fresenius Medical Care North America from 2014 to 2017. Over the last decade he was responsible for the transformation of the U.S. business into a multi-dimensional integrated kidney care provider.

Craig Cordola is currently Executive Vice President of Ascension Capital, where he is responsible for strategic investments. Previously, he was Executive Vice President and Chief Operating Officer for Ascension. Prior to joining Ascension in 2017, Mr. Cordola held several senior executive and leadership positions at Memorial Hermann Health System in Houston, Texas. He is a Fellow of the American College of Healthcare Executives and holds a degree in Psychology from The University of Texas at Austin. He also earned dual degrees with a Master of Healthcare Administration (MHA) and a Master of Business Administration (MBA) from the University of Houston-Clear Lake.

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Michael Sen, Chairman of the Supervisory Board of Fresenius Medical Care Management AG, said: “We are delighted to have Craig Cordola join the Management Board of Fresenius Medical Care as the leader of the global Care Delivery organization. Craig has a wealth of knowledge and experience managing large healthcare systems and organizations. With this expertise, he will be a crucial player in the Management Board in implementing Fresenius Medical Care's turnaround and focusing on patient care.” Michael Sen added: “On behalf of the entire Supervisory Board, I would like to express my sincere appreciation to Bill for his excellent work over the past years, his passion for the well-being of patients and his contribution to the development of Fresenius Medical Care. We wish him all the best for his retirement.”

Helen Giza, CEO and Chair of the Management Board, said: “Craig joins Fresenius Medical Care with many years of proven track record of operational management experience and successfully driving profitable business growth in different companies in the U.S. healthcare services industry. He will be a valuable member of my leadership team continuing our turnaround and transformation while leading Care Delivery into its next chapter. I would like to thank Bill for his many years of leadership and remarkable contributions to Fresenius Medical Care throughout his tenure with us, his passion for our patients and employees shines through in everything he does. I wish him well in his retirement.”

Craig Cordola said: “I am excited to join Fresenius Medical Care, the global leader in kidney care and leading healthcare brand across this industry. I cannot wait to partner with its leaders – and all of its team members – as we transform our organization to continue to serve patients and communities that suffer from renal disease.”

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.9 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,050 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 344,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

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Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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